Exhibit 99.1

                            Explanation of Responses:

(1) Third Point LLC ("Third Point") is investment manager or adviser to Third Point Offshore Fund, Ltd. ("Offshore Fund") and a variety of hedge funds and managed accounts (including but not limited to the Offshore Fund, the "Funds"). The Funds own 1,120,200 shares of common stock of the Issuer (the "Shares"), including 795,600 shares of common stock of the issuer beneficially owned by the Offshore Fund. Third Point may be deemed to have beneficial ownership over the Shares by virtue of the authority granted to Third Point by the Funds to vote and to dispose of the Shares. Mr. Daniel
     S. Loeb ("Mr. Loeb") serves as the Chief Executive Officer of Third Point and by virtue of such position may be deemed to have beneficial ownership over the Shares. Mr. Loeb also serves as a director of the Offshore Fund. Third Point, Mr. Loeb and the Offshore Fund hereby disclaim any beneficial ownership of the securities reported herein for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Act") except to the extent of their pecuniary interest therein as determined in accordance with the Act and the rules adopted thereunder.